                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of June 2011
                        -------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                        -------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on May 31, 2011.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION
STATEMENTS ON FORM F-3 (FILE NO. 333-11848 AND 333-138200) OF THE REGISTRANT.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: June 2, 2011
                                                By: /s/ Baruch Shusel
                                                --------------------------------
                                                Name:  Baruch Shusel
                                                Title: Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD REPORTS NET INCOME OF US$ 1.8 MILLION FOR
                               FIRST QUARTER 2011

YAVNE, ISRAEL - MAY 31, 2011 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI-FOOD"), a global company specializing in the development, manufacturing, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2011.

FIRST QUARTER FISCAL 2011 HIGHLIGHTS

o    Sales of NIS 88.5 million (US$ 25.4 million)

o    Gross profit of NIS 23.0 million (US$ 6.6 million), or 26.0% of sales

o    Operating income of NIS 6.8 million (US$ 2.0 million), or 7.7% of sales

o    Income before taxes on income of NIS 8.2 million (US$ 2.3 million), or 9.2%
     of sales

o    Net income of NIS 6.2 million (US$ 1.8 million), or 7.0% of sales

o    Cash and securities balance of NIS 181.3 million (US$ 52.1 million) as of
     March 31, 2011

Willi-Food's operating divisions include Willi-Food, a distributor of a broad variety of kosher foods; its wholly owned Gold Frost - a designer, developer and distributor of branded kosher dairy food products, and Shamir Salads - an
Israeli distributor and manufacturer of Mediterranean style salads.

FIRST QUARTER FISCAL 2011 SUMMARY

Sales for the first quarter of 2011 were NIS 88.5 million (US$ 25.4 million)
compared to sales of NIS 95.0 million (US$ 27.3 million) in the first quarter of
2010. The sales in the first quarter of 2011 were affected by the timing of the
Passover festival that fell during the second quarter this year, while last year it fell during the first quarter.

Gross profit for the first quarter of 2011 was NIS 23.0 million (US$ 6.6 million) compared to gross profit of NIS 28.3 million (US$ 8.1 million) in the first quarter of 2010. First quarter gross margin was 26.0% compared to gross margin of 29.7% for the same period in 2010. The decrease in the gross profit in the first quarter of 2011 compared to the first quarter of 2010 is due to the decrease in sales which was mainly due to the timing of the Passover festival, as discussed above, and due to the decrease in gross margins. The main reason for the decrease in gross margins was the hard sale activities (including special discounts, samples and free tasting) that the Company offered its customers during the first quarter of 2011, mainly in order to enhance the awareness to its new products. A minor negative effect on the gross margins was the worldwide inflation of food products' prices - Willi-Food mitigated its effects during the quarter by working closely with suppliers to anticipate adverse price trends, building inventory accordingly and raising prices to its customers.

Willi-Food's operating income for the first quarter of 2010 was NIS 6.8 million
(US$ 2.0 million) compared to operating income of NIS 10.5 million (US$ 3.0 million) in the first quarter of 2010. Selling expenses decreased by 9.9% from the comparable quarter of 2010, and general and administrative expenses decreased by 6.4% from the comparable quarter of 2010, both primarily due to the decreased sales.

Willi-Food's net income in the first quarter of 2011 decreased NIS 1.2 million
(US$ 0.3 million) to NIS 6.2 million (US$ 1.8 million), or 7.0% of sales, from
NIS 7.4 million (US$ 2.1 million), or 7.8% of sales, recorded in the first quarter of 2010. Willi-Food's net income related to Company Shareholders in the first quarter of 2011 was NIS 6.0 million (US$ 1.7 million), or NIS 0.45 (US$
0.13) per share, compared to NIS 7.3 million (US$ 2.1 million), or NIS 0.68 (US$
0.18) per share, recorded in the first quarter of 2010.

Willi-Food ended the first quarter of 2011 with NIS 181.3 million in cash and securities (US$ 52.1 million) and NIS 2.7 million (US$ 0.8 million) in short-term debt (51% of the debt of Shamir Salads). Willi-Food's shareholders'
equity as of March 31, 2011 was NIS 313.1 million (US$ 89.9 million).

OUTLOOK

Mr. Zwi Williger, President and COO of Willi-Food commented: "We are pleased with our first quarter 2011 results in the current challenging environment of global food commodity purchase prices inflation. We are sustaining our flexible purchasing strategy and we are well-positioned to limit the impact of such price inflation. Willi-Food's first quarter results were affected by the shift of
Passover sales to the second quarter and by the hard sale activities mainly relating to our new products. Despite all - Willi Food has achieved net income of NIS 6.2 million in a margin of 7.0% of sales."

"Throughout the recent year we introduced great-tasting, higher margin food products, which we developed together with our suppliers. For instance, we recently introduced new series of premium frozen kosher Neapolitan Pizza produced in Naples, Italy - the homeland of pizza, a new series of premium impulse kosher Italian Gelato ice-cream in family 6-8 packs and in 0.15 liter receptacles and the broadening of our line of premium kosher Swiss chocolate bars. Those new products were added to the new line of kosher Swiss premium
KAMBLY' fine biscuit and cookie products that we introduced only a few months ago. In the first quarter, we implemented our plan to increase the awareness to our newly added products, by initiating hard sale activities that, although they impacted our gross margins in the first quarter, we believe created broad awareness to our new products and broaden its customer base."

"We have taken the appropriate measures to position Willi-Food for a stronger fiscal 2011 by adding new premium higher margin food products to our product line and by highly focusing on reducing production costs and SG&A expenses. We remain focused on maximizing long-term profitability."

CONFERENCE CALL

The Company will host a conference call to discuss results on Tuesday, May 31,
2011 at 11:00 AM Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-2321 (US), or 1-480-629-9714
(International), approximately 10 minutes prior to the scheduled start time.
Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link:

http://viavid.net/dce.aspx?sid=0000871d

A replay of the conference call will be available for 14 days from 2:00 PM EST on May 31, 2011 through 11:59 PM EST on June 14, 2011 by dialing 1-877-870-5176
(US), or 1-858-384-5517 (International), access code 4443202. In addition, a recording of the call will be available via the link shown above for one year.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2011, U.S. $1.00 equals NIS
3.481. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the three-month period ended
March 31, 2011 are presented in accordance with International Financial
Reporting Standards ("IFRS").

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.co.il) is an
Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in
Israel; Gold Frost, a wholly owned subsidiary which designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED SALES, OPERATING RESULTS,
AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS,
UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF
ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED IN
THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE BUT ARE
NOT LIMITED TO: MONETARY RISKS INCLUDING CHANGES IN CURRENCY EXCHANGE RATES-
ESPECIALLY THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR
MAJOR CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASE OR DECREASE IN
GLOBAL PURCHASE PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN
ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS
IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE
MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS, OUR
INABILITY TO SUCCESSFULLY INTEGRATE OUR RECENT ACQUISITIONS, INSURANCE COVERAGE
NOT SUFFICIENT ENOUGH TO COVER LOSSES OF PRODUCT LIABILITY CLAIMS AND RISKS
ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE RESULTS,
LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED IN THIS
PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE HEADING
"RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED
DECEMBER 31, 2010, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28,
2010. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS
AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO
NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN
THIS PRESS RELEASE.

{FINANCIAL TABLES TO FOLLOW}

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                          MARCH 31,    DECEMBER 31,   MARCH 31,   DECEMBER 31,
                                                          --------      --------      --------      --------
                                                          2 0 1 1       2 0 1 0       2 0 1 1       2 0 1 0
                                                          --------      --------      --------      --------
                                                                    NIS                   US DOLLARS (*)
                                                          ----------------------      ----------------------
                                                                            (IN THOUSANDS)
                                                          --------------------------------------------------

      ASSETS

CURRENT ASSETS
Cash and cash equivalents                                  109,032       113,631        31,322        32,643
Financial assets carried at fair value through
  profit or loss                                            72,291        67,890        20,767        19,503
Trade receivables                                           87,986        85,902        25,277        24,677
Other receivables and prepaid expenses                       2,962         2,307           851           663
Inventories                                                 43,445        37,614        12,480        10,806
                                                          --------      --------      --------      --------
TOTAL CURRENT ASSETS                                       315,716       307,344        90,697        88,292
                                                          --------      --------      --------      --------

NON-CURRENT ASSETS
Property, plant and equipment                               71,680        71,350        20,592        20,497
Less -Accumulated depreciation                              21,103        20,512         6,063         5,893
                                                          --------      --------      --------      --------
                                                            50,577        50,838        14,529        14,604
                                                          --------      --------      --------      --------

Prepaid expenses                                             2,394         2,405           688           691
Goodwill                                                     1,936         1,936           556           556
Intangible assets                                            3,946         4,067         1,134         1,168
Deferred taxes                                                 759           694           218           199
                                                          --------      --------      --------      --------
Total non-current assets                                    59,612        59,940        17,125        17,218
                                                          ========      ========      ========      ========

                                                           375,328       367,284       107,822       105,510
                                                          ========      ========      ========      ========
      EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term bank credit                                       5,407         5,780         1,553         1,660
Trade payables                                              38,106        32,959        10,947         9,468
Accruals                                                       268           268            77            77
Current tax liabilities                                      7,048         5,910         2,025         1,698
Other payables and accrued expenses                          6,195        10,326         1,780         2,966
Employees Benefits                                           3,350         3,057           963           878
                                                          --------      --------      --------      --------
TOTAL CURRENT LIABILITIES                                   60,374        58,300        17,345        16,747
                                                          --------      --------      --------      --------

NON-CURRENT LIABILITIES
Long-term bank loans                                            97           309            28            89
Deferred taxes                                                 457           522           131           150
Employees Benefits                                           1,314         1,281           377           368
                                                          --------      --------      --------      --------
TOTAL NON-CURRENT LIABILITIES                                1,868         2,112           536           607
                                                          --------      --------      --------      --------

SHAREHOLDERS' EQUITY
Share capital NIS 0.10 par value
  (authorized - 50,000,000 shares, issued and
  outstanding - 13,573,679 shares at March  31, 2011
  and December 31, 2010)                                     1,444         1,444           415           415
Additional paid in capital                                 128,863       128,863        37,019        37,019
Capital fund                                                   247           247            71            71
Foreign currency translation reserve                           774           736           222           211
Retained earnings                                          176,103       170,060        50,590        48,854
Noncontrolling interest                                      5,655         5,522         1,624         1,586
                                                          --------      --------      --------      --------
                                                           313,086       306,872        89,941        88,156
                                                          ========      ========      ========      ========

                                                           375,328       367,284       107,822       105,510
                                                          ========      ========      ========      ========

(*)  Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               THREE MONTHS ENDED MARCH 31,
                                                             -----------------------------------------------------------------
                                                               2 0 1 1           2 0 1 0           2 0 1 1           2 0 1 0
                                                             -----------       -----------       -----------       -----------
                                                                          NIS                           US DOLLARS (*)
                                                             -----------------------------       -----------------------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
                                                             -----------------------------------------------------------------

Sales                                                             88,545            95,039            25,437            27,302
Cost of sales                                                     65,567            66,782            18,836            19,185
                                                             -----------       -----------       -----------       -----------

GROSS PROFIT                                                      22,978            28,257             6,601             8,117
                                                             -----------       -----------       -----------       -----------

Selling expenses                                                  10,330            11,466             2,967             3,294
General and administrative expenses                                5,870             6,273             1,687             1,802
Other Income                                                         (34)              (17)              (10)               (5)
                                                             -----------       -----------       -----------       -----------

Total operating expenses                                          16,166            17,722             4,644             5,091
                                                             -----------       -----------       -----------       -----------

OPERATING INCOME                                                   6,812            10,535             1,957             3,026

Financial income                                                   1,726              (153)              496               (44)
Financial expense                                                    379               291               109                84
                                                             -----------       -----------       -----------       -----------

Income before taxes on income                                      8,159            10,091             2,344             2,898

Taxes on income                                                    1,983             2,660               570               764
                                                             -----------       -----------       -----------       -----------

NET INCOME                                                         6,176             7,431             1,774             2,134
                                                             ===========       ===========       ===========       ===========

ATTRIBUTABLE TO:
Owners of the company                                              6,043             7,329             1,736             2,105

 Non - controlling interests                                         133               102                38                29
                                                             -----------       -----------       -----------       -----------

NET INCOME                                                         6,176             7,431             1,774             2,134
                                                             ===========       ===========       ===========       ===========

Earnings per share data:
Earnings per share:

BASIC                                                               0.45              0.68              0.13              0.20
                                                             ===========       ===========       ===========       ===========

DILUTED                                                             0.45              0.68              0.13              0.20
                                                             ===========       ===========       ===========       ===========

Shares used in computing basic and diluted earnings per
  ordinary share:                                             13,573,679        10,745,395        13,573,679        10,745,395
                                                             ===========       ===========       ===========       ===========

(*)  Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          THREE MONTHS ENDED MARCH 31,
                                                             -----------------------------------------------------
                                                             2 0 1 1        2 0 1 0        2 0 1 1         2 0 1 0
                                                             --------       --------       --------       --------
                                                                       NIS                      US DOLLARS (*)
                                                             -----------------------       -----------------------
                                                                                 (IN THOUSANDS)
                                                             -----------------------------------------------------

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations                               6,176          7,431          1,774          2,135
Adjustments to reconcile net income to net cash from
  continuing operating activities (Appendix)                   (4,692)       (30,836)        (1,348)        (8,858)
                                                             --------       --------       --------       --------

NET CASH FROM (USED IN) CONTINUING OPERATING ACTIVITIES         1,484        (23,405)           426         (6,723)
                                                             --------       --------       --------       --------

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment                    (1,131)          (365)          (325)          (105)
Proceeds from sale of property plant and Equipment                310            192             89             55
Additions to intangible assets                                   (221)             -            (63)             -
Additions to prepaid expenses, net                                (13)          (212)            (4)           (61)
Proceeds used in purchase of marketable securities, net        (4,443)        (2,358)        (1,276)          (677)
                                                             --------       --------       --------       --------

NET CASH USED IN CONTINUING INVESTING ACTIVITIES               (5,498)        (2,743)        (1,579)          (788)
                                                             --------       --------       --------       --------

CASH FLOWS - FINANCING ACTIVITIES
Proceeds of Public offering, net                                    -         70,362              -         20,213
Short-term bank credit, net                                      (366)          (294)          (105)           (84)
Repayment of loans                                               (219)             -            (63)             -
                                                             --------       --------       --------       --------

NET CASH FROM (USED IN) CONTINUING FINANCING ACTIVITIES          (585)        70,068           (168)        20,129
                                                             ========       ========       ========       ========

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               (4,599)        43,920         (1,321)        12,618

CASH AND CASH EQUIVALENTS  AT THE BEGINNING OF THE
  FINANCIAL YEAR                                              113,631         87,104         32,643         25,023
                                                             --------       --------       --------       --------

CASH AND CASH EQUIVALENTS OF THE END OF THE FINANCIAL
  YEAR                                                        109,032        131,024         31,322         37,641
                                                             ========       ========       ========       ========

(*)  Convenience Translation into U.S. Dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
           APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES

                                                                      THREE MONTHS ENDED MARCH 31,
                                                          -----------------------------------------------------
                                                          2 0 1 1        2 0 1 0        2 0 1 1         2 0 1 0
                                                          --------       --------       --------       --------
                                                                    NIS                      US DOLLARS (*)
                                                          -----------------------       -----------------------
                                                                             (IN THOUSANDS)
                                                          -----------------------------------------------------

Revaluation of loans from banks and others                       -             (8)             -             (2)
Deferred expenses                                                -            228              -             65
Deferred income taxes                                         (130)           (63)           (37)           (18)
Unrealized loss on marketable securities                        42            120             12             34
Depreciation and amortization                                1,482          1,216            426            349
Capital gain on disposal of property
plant and equipment                                            (34)           (17)           (10)            (5)
Employees benefit, net                                          33             38              9             11

CHANGES IN ASSETS AND LIABILITIES:

Increase in trade receivables and other receivables         (2,739)       (16,362)          (787)        (4,700)
Increase in inventories                                     (5,831)       (11,216)        (1,675)        (3,221)
Decrease in long term receivables                                -            280              -             80
Increase (Decrease) in trade and other payables, and
  other current liabilities                                  2,485         (5,052)           714         (1,451)
                                                          --------       --------       --------       --------

                                                            (4,692)       (30,836)        (1,348)        (8,858)
                                                          ========       ========       ========       ========

(*)  Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company's filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
(+972) 8-932-1000
baruch@willi-food.co.il

                                       ###

SOURCE: G. Willi-Food International Ltd.